The Golf Alliance Corporation
12926 Morehead
Chapel Hill, North Carolina, 27517

January 2, 2008

Julie Bell
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	The Golf Alliance Corporation Registration Statement on Form SB-2 Filed October 31, 2007
File No. 333-147056

Dear Ms. Bell:

We represent The Golf Alliance Corporation. (the “Company” or “Golf Alliance”). We are in receipt of your letter dated November 26, 2007 regarding the above referenced filing and the following are our responses:

Registration Statement Cover Page

1.	Please include the IRS Employer ID No. on the front cover of the registration statement.

Answer: The registration statement has been amended to include the Company’s IRS Employer ID number, 35-2302128, on the cover page.

2.
The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common stock. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

Answer: The registration statement has been amended to reflect that the registration fee as being calculated in accordance with Rule 457(o).

3.
Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $.10. Your explanation should address the fact that the $.10 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

Answer: The registration statement has been amended in all relevant sections to indicate that the $.10 per share price was the original price paid by the selling shareholders and that this fixed sale price will prohibit the selling shareholders from realizing any profits on sales prior to the formation of an active trading market.

Prospectus

General

4.
It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have any written agreements with private golf clubs or golfers to begin your proposed services, and have no concrete plan of how you will do so, you do not appear to have any dedicated full-time or part-time employees other than Mr. Fahlberg and, although you have presented a plan of operation, you do not have an operational website or other method to reach potential customers. We also note that you have issued penny stock. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

Answer: The Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities Act since the Company has conducted operating activities and has taken affirmative steps in the operation of the Company’s business activities.

The Company’s current business plan requires that the Company obtain source marketing documents and contact private clubs in order to enroll twenty private golf clubs into The Golf Alliance. Once the Company has enrolled twenty private golf clubs the Company will then begin to seek out individual golfers to join The Golf Alliance. The Company will not begin to generate revenues until the Company obtains fees from the individual golfers as they join. As of the time of the filing of this amended registration statement, the Company has ordered two lists of private golf clubs from the National Golf Foundation. The Company has received one of these lists and is preparing to contact these private clubs. Furthermore, the Company is currently in negotiations with a website developer to create a website for The Golf Alliance which will allow private golf clubs and individual golfers to explore the benefits of joining The Golf Alliance. The Company expects the website to be complete and active by the end of the first quarter of 2008.

5.
To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

Answer:As stated above in the answer to Comment #4, the Company does not believe itself to be a blank check company. As such the registration statement has not been revised in accordance with the recommendations made in this Comment #5.

6.
If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. The remaining comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchasers of your securities.

Answer:As stated above in response to Comment #4, the Company does not believe that it is a blank check company and as such has amended its registration statement to convey an accurate picture of the Company. The Company has reviewed the remaining comments in your letter and made changes where appropriate.

Cover Page

7.
We note the sentence "Our common stock is presently not traded. . . and have [sic] no voting rights," It appears that you may be alluding to the fact that the sole officer has a majority of the stock, but common stock does have voting rights. Revise for sense.

Answer: The registration statement has been revised to indicate that there is currently no market for the Company’s common stock but the common stock does have voting rights.

8.	Revise the first all capitals sentence to make "considered" active voice. Who considers it?

Answer:This sentence has been revised in the active voice to indicate that the Company’s auditor considers the Company to be in unsound financial condition.

About Our Company, Page 2

9.
The second sentence under this section says you "will provide" opportunities. Either file agreements showing this is a true statement or revise to say that you hope to provide such opportunities. Make similar changes elsewhere in the prospectus as appropriate.

Answer: The registration statement has been revised in all relevant locations.

10.
The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the "General" section. Please also state that the company is a development stage company in this section. Also disclose the amount of cash you have as of the most recent date practical.

Answer: The registration statement has been revised to reflect the Company’s auditor’s report expressing substantial doubt as to the Company’s ability to continue as a going concern. The registration statement has also been revised to disclose that the company is a development stage company and that it currently holds $58,650 in cash.

Risk Factors, Page 3

11.	Please create a risk factor to discuss the substantial doubt regarding your ability to continue as a going concern and that you have incurred no revenues and only losses to date.

Answer: The registration statement has been amended to include a risk factor regarding our ability to continue as a going concern and that we have incurred no revenues and only losses to date.

12.	Please create a risk factor to discuss that Mr. Fahlberg owns 86.21% of the common stock and the impact his ownership will have on shareholder voting, management and operations.

Answer: The registration statement has been amended to include a risk factor regarding Mr. Fahlberg’s 86.21% ownership of the Company’s common stock and the impact that this will have on shareholder voting, management and operations.

13.	Please create a risk factor to discuss that there is no employment agreement in place with Mr. Fahlberg.

Answer: The registration statement has been amended to include a risk factor regarding the absence of an employment agreement for Mr. Fahlberg, the Company’s sole officer and director. The risk factor discloses that the loss of Mr. Fahlberg as the Company’s officer and director could potentially have a material and adverse effect on the Company.

14.
Please create a risk factor to discuss the risk that there is not any previous experience the officers of the company have in managing a public company and difficulties in having acceptable internal controls surrounding the financial reporting with only one officer/employee/director.

Answer: The registration statement has been amended to include a risk factor disclosing Mr. Fahlberg’s limited experience managing public companies and the difficulties in having acceptable internal controls surrounding the financial reporting with only one officer/employee/director.

15.
Please create a risk factor that the executive officer is currently not receiving any compensation and disclose what compensation he ultimately expects to receive. That will help investors evaluate the financial statements.

Answer: The registration statement has been amended to include a risk factor disclosing that Mr. Fahlberg, the Company’s sole officer and director is not currently receiving any compensation for his service to the Company. The risk factor further discloses that Mr. Fahlberg does not intend to receive a salary from the Company until such time as the Company’s revenues exceed $2,000,000.

We Will Require Financing To Achieve Our Current Business Strategy..., page 3

16.
Please advise or revise to clarify the discrepancy between this risk factor which states "[o]ur capital requirements to implement our business strategy will be significant" and the discussion in the Business section under "Operation and Supply Chain" which states that you are able to limit total costs due to your structure and you will require limited capital for initial startup.

Answer: The registration statement has been revised to clarify the discrepancy referenced above.

17.	Also, quantify the amount of additional financing you believe you will need to achieve your current strategy. MD&A should address how you intend to raise this money and your success to date.

Answer:The registration statement has been revised to disclose that the Company raised $80,000 in its private place and that this funding is expected to be sufficient for the Company to proceed through Phase I and Phase II of the Company’s Plan of Operations. If the Company is able to complete the first two phases of its Plan of Operations within the estimated costs ranges as outlined in the Plan of Operations, the Company estimates that it will only require additional funding of $50,000 to complete Phase III. The Management Discussion and Analysis section of the registration statement has been amended to disclose that that Company intends to raise the additional funding necessary to complete its plan of operations through either a second private placement or by issuing debts instruments.

Our Future Success Is Dependent, In Part, On the Performance . ., page 3

18.	Please revise both the heading and the risk factor to clarify that Mr. Fahlberg does not intend to devote 100% of his time to your business and the consequent risk to the company.

Answer: The registration statement has been revised such that the heading and the risk factor reflect that Mr. Fahlberg does not intend to devote 100% of his time to the development of the Company.

While No Current Lawsuits Are Filed Against The Company..., page 3

19.	Please disclose the cost of a "standard product liability insurance" policy for an enterprise such as yours, so that investors can factor that into their judgment of the adequacy of your plans.

Answer: The Company is a service company and does not sell products. As such the Company has not investigated the cost of a standard product liability insurance policy and no such information has been provided in the registration statement.

Selling Shareholders, page 5

20.	Please complete the first sentence after the chart of selling shareholders.

Answer: The first sentence after the chart of the selling shareholders in the registration statement has been amended to read as follows: “Except as listed below, to our knowledge, none of the selling shareholders or their beneficial owners are related to one another or to any Officer or Director of the Company.”

Plan of Distribution, page 6

21.	Please revise the plan of distribution to identify the selling stockholders as deemed underwriters.

Answer: The plan of distribution in the registration statement has been revised to identify the selling stockholders as deemed to be underwriters.

Directors, Executive Officers, Promoters and Control Persons, page 7

22.
Please revise the description of Mr. Fahlberg's business experience to briefly describe his business experience only during the pasty five years, and to omit information which does not strictly relate to business experience. Refer to Item 401(a)(4) of Regulation S-B. Please also disclose how long Mr. Fahlberg has been president of Fahlberg Consulting & Coaching and how long he has been Chairman, President, Chief Executive Officer, Treasurer and Secretary of The Golf Alliance Corporation. Also disclose what the Fahlberg Consulting and Coaching company does. Is Mr. Fahlberg a golfing coach?

Answer: The description of Mr. Fahlberg’s business experience in the registration statement has been revised to read as follows:

Mr. Fahlberg owns and operates Fahlberg Consulting & Coaching which is a consulting service firm. Fahlberg Consulting & Coaching provides consulting services to development stage companies. Mr. Fahlberg has been President of Fahlberg Consulting & Coaching for six years. Mr. Fahlberg has been the President and Chief Executive Officer of The Golf Alliance since the Company’s inception in July of 2005. He plans to devote 25% of his time to the startup and operation of The Golf Alliance Corporation.

Mr. Fahlberg is not a golf coach.

Common Stock, page 8

23.	The first sentence of the second paragraph appears to suggest that the shares to be sold are not currently outstanding, Revise it.

Answer: The first sentence of the second paragraph has been revised to clarify that the shares to be sold are currently outstanding.

Concept, page 9

24.
Please discuss how golfers will be able to access multiple golf courses if they are spread throughout Florida, New York, New Jersey, Connecticut and Washington, DC. Will the initial 20 to 40 golf courses be near each other in each of the locations or are the golfers expected to travel long distances to reach the participating clubs? Please revise to include a risk factor about the risks that golfers may not be interested in having "access" to clubs which would be inconvenient geographically or tell us why it is not a risk.

Answer: The registration statement has been revised to indicate that golfers that join The Golf Alliance will be members at all Golf Alliance courses. Furthermore, it is the intention of The Golf Alliance Corporation to attract private clubs that are near one another in the geographic markets the Company has selected. This will allow member golfers to play different courses near where they live. As one of the benefits of becoming a member of The Golf Alliance golfers will also able to choose to play other member course of interest when traveling.

The Company’s business plan does not expect member golfers to travel great distances to play member golf clubs. Therefore the Company does not believe that a risk factor is necessary.

25.
Please provide us with the basis for the statement in the third paragraph of this section that "[c]lubs in participation with us will be inclined to continue to participate for fear of losing their membership base, and other clubs that are not in participation with us will be inclined to join to gain access to our members."

Answer: The statement in the third paragraph in the Concept section has reworded to remove the supposed inclinations of member golf clubs.

26.	Please provide us with the basis for the statements made in the fourth paragraph of this section.

Answer:The statements made in the fourth paragraph of this section for which the Securities Exchange Commission required a basis have been removed.

27.
Please revise to address the issue that good country clubs can attract members on their own so that your scheme is essentially to string together clubs, which are unable to do attract enough individual memberships on their own, which are geographically non-contiguous, and which are willing to accept "corporate" members rather than individual dues-paying members. What is the basis for believing individuals would be willing to pay for such an opportunity?

Answer:The Concept section in the registration statement has been revised to better clarify that The Golf Alliance seeks to enroll middle tier golf courses that are geographically close to one another such that individual golfers who are members of the Alliance will not be required large distances to play at member courses. The registration statement has also been revised to clarify that The Golf Alliance is targeting middle tier golf courses that have not been able to fill all of their membership rosters. Additionally, the registration statement has been revised to more fully disclose how each golf course that the Alliance hopes to enroll will most likely hold some form of board meeting to vote as to whether or not the private club should join the Alliance. The Golf Alliance believes that individual golfers who either can not afford to become regular dues paying members, or do not want to commit to becoming a member of a single private golf course will be willing to pay to become members of The Golf Alliance. This belief is based upon what the Company perceives the average private golf course fees costing the average individual golfer and the perceived benefit of being able to play numerous golf courses at a lower out of pocket expense.

28.
In an appropriate place, please discuss what you intend to charge your customers and how much of that will be remitted to individual golf clubs. Presentation of figures will assist investors in assaying the practicality of your concept.

Answer: The registration statement has been revised to include a table which discloses how much the Company intends to charge its member golfers. Individual member golf clubs will receive a portion of these fees based upon the level of usage by member golfers.

29.
Please revise in an appropriate place to discuss the possibility that current members of a golf club will resent and reject your intent to let others use their club at a discount to their membership and associated costs.

Answer: The registration statement has been revised to disclose that before golf clubs can join The Golf Alliance, club owners and club boards of directors will have to approve the decision. In member owned clubs this will most likely require a membership vote. Member golfers of The Golf Alliance will be limited to 10 rounds of golf per member golf course per year. Therefore, the possibility that current members of golf clubs voting as to whether or not their club should join the Alliance will resent or reject the idea is reduced because of the limited impact imposed upon these members.

Competition, page 10

30.
Please provide a discussion of the companies in competition with The Golf Alliance Corporation that are discussed in the "Directors, Executive Officers, Promoters and Control Persons" section, specifically ClubCorp, InVicta and The Georgia Golf Alliance, and a description of these competing services.

Answer: The registration statement has been revised to provide a discussion of the companies The Golf Alliance Corporation is on competition with. Specifically, the registration statement discusses ClubCorp, InVicta and The Georgia Golf Alliance and the effects of such competition on the Company.

Design Model, page 11

31.
We note your disclosure that the company will target middle to lower tier regional private golf clubs. Please discuss how you plan to attract golfers to this type of golf course, how this will impact the initiation fee and membership fee you will charge to golfers and any impact this may have on your future revenues.

Answer:The registration statement has been revised to disclose that the Company hopes to target middle tier regional private golf clubs that are under subscribed or new. These courses will likely be more open to joining The Golf Alliance than long standing, higher end private clubs that are more likely to have full memberships. Our initiation fee and dues structure was developed based on targeting these types of private clubs. Since golfers that are not private club members can’t play these middle tier clubs currently, we believe they will be inclined to join to gain access to private clubs that they couldn’t afford to play before. We hope to avoid the competitive upper tier golf club market that is dominated by our competition.  Our positioning strategy is first to sign on an adequate number of targeted private golf clubs as members into the alliance and then to target the core golfer market and obtain golf members.  Once an established number of golf clubs and core golfers are obtained, we expect that it will become easier to continue to sign on new member clubs and golfers.

32.
We note your disclosure that Mr. Fahlberg will be solely responsible for operations and sales through Phase I and II. Please disclose who will be responsible for the operations and sales of the company in Phase III.

Answer: The registration statement has been revised to disclose that Mr. Fahlberg will continue to be responsible for the operations and sales of the Company in Phase III.

Operations and Supply Chain, page 12

33.
Please define what is meant by "significant margins" in the last sentence of the third paragraph of this section. Please provide the basis for the statement that there will be "a significant jump in revenue during the second quarter of each year." Also please add disclosure that since there is so safe harbor for penny stock companies or initial public offerings, if either of these statements does not turn out to be accurate, investors can sue both the registrant and those who sign the registration statement.

Answer:The registration statement has been revised to remove the last statement of the third paragraph of Operations and Supply Chain section and the statement that indicated that there would be significant margins and a significant jump in revenue during the second quarter of each year. Because these statements have been removed it has been determined that the disclosure that there is no safe harbor for penny stock companies or initial public offerings is not necessary.

Plan of Operation, page 13

34.
In Item 15 of the plan of operation, please discuss what will happen if the goal of getting at least 20 private clubs is not feasible. To the extent material, please also include a risk factor discussing that this step may not be feasible and the results of such determination.

Answer: The registration statement has been amended to disclose what would happen if the goal of getting 20 private clubs to join proves to not be feasible. Should the circumstance arise the Company must either attempt to raise more money to develop and execute a more feasible business strategy or cease operations.

35.
  When you file an amendment, please disclose where you are in the plan of operations. If you have not yet enrolled all twenty clubs, please disclose the ones you have enrolled, file the relevant agreements as exhibits, and summarize them in the prospectus. We encourage you to include a map or maps showing their location to each other as well:

Answer:As of the time of filing this amendment, the Company has ordered and received a list of private golf clubs from the National Golf Foundation. The Company has ordered a second list from the National Golf Foundation but has not received it as of the time of the filing of this amendment. The Company is in negotiations with a website developer and expects its website to be active by the end the first quarter of 2008. Mr. Fahlberg will commence contacting private clubs by the end of the first quarter of  2008.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2.

36.	Please disclose the price per share for the shares that Mr. Fahlberg received. Also disclose what the "valuable consideration" consisted of.

Answer: The registration statement has been revised to disclose that Mr. Fahlberg received 5,000,000 shares of the Company’s common stock at the par valued of $.00001 for a total purchase price of $50.

37.	Please provide a discussion of how the offering fits within Item 506(b)(2) of the Securities Act when there are more than 35 purchasers of securities in the offering.

Answer: The offering fits within Item 506(b)(2) of the Securities Act even though there are more than 35 purchasers because each of the purchasers of the Company’s common stock is an accredited investor and therefore under Rule 501(e)(1)(iv) shall not be counted towards the maximum of 35 individual investors under a 506 offering. The registration statement has been revised to disclose that each of the investors under the 506 offering is an accredited investor.

Item 27_ Exhibits., Page II-3

38.	Please include the power of attorney on page II-6 to the list of exhibits to the registration statement. Refer to Item 601 of Regulation S-B.

Answer: The registration statement’s exhibit list has been amended to include the power of attorney as exhibit 24.
Item 28. Undertakings., page II-4

39.
 Please revise the undertakings to match the language as set forth in Items 512(a) and 512(e) of Regulation S-B and include the undertaking contained in Item 512(a)(4) of Regulation S-B. In addition, please determine whether the registrant is relying on Rule 430A, 4308 or 430C of the Securities Act and provide the appropriate undertaking.

Answer:The registration statement has been revised so that the undertakings match the language as set forth in Items 512(a) and 512(e) and the undertaking in Item 512(a)(4) of Regulation S-B has also been added. Furthermore, it has been determined that the registrant is relying on Rule 430C and as such the registration statement has been revised to include all applicable undertakings.

Signatures, page II-6

40.
 Please revise the signature page for the registrant. The registration statement should be signed by the registrant, the registrant's principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the registrant's board of directors or persons performing similar functions- Refer to Instructions for Signatures of Form SB-2.

Answer: The registration statement’s signature page has been revised so as to be signed by the registrant, the registrant’s principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the registrant’s board of directors or persons performing similar functions as per the instructions for signatures of Form SB-2.

Exhibit 5.1

41.	Please revise the opinion to reflect that the number of shares being registered is 800,000 and not 80,000.

Answer: The opinion letter has been revised to reflect the number of shares being registered in this registration statement to be 800,000.

Finally, we acknowledge the following:

-	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

The Golf Alliance Corporation

By:  /s/ John Fahlberg
John Fahlberg